Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES INTEREST RATE FOR THE
NEXT INTEREST PERIOD FOR SERIES B NOTES

Tel Aviv, Israel, August 25, 2008, Elbit Imaging Ltd. (“EMI” or the “Company”) (NASDAQ: EMITF), announced today, in accordance with Section 4 of the “Terms Behind the Page” of Series B Notes of the Company, that the interest rate borne by Series B Notes for the interest period beginning on August 21, 2008 and ending on February 20, 2009 is 2.8763%.

About Elbit Imaging Ltd.
The following is a summary of the principal fields of our businesses:  (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India. (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities. (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment. (iv) Other Activities - Other activities consisting of (a) investments in real estate assets in India designated for residential projects and other mixed-use projects; (b) the distribution and sale of fashion retail in Israel; and (c) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008 and as amended on July 2, 2008 .

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com